Exhibit 99.1
Cistera Networks Delivers Third Quarter Profit
PLANO, Texas — February 16th, 2010 — Cistera Networks® (OTCBB: CNWT) a leading provider of enterprise application platforms and engines for unified communications, today reported results for the three months and fiscal year ended December 31st, 2010 (all figures in U.S. dollars and U.S. GAAP).
Revenue for the third quarter of fiscal 2010 was $0.57 million, down 24% from $0.75 million in the previous quarter and down 46% from $1.07 million in the same quarter of last year. Net income for the quarter was $0.038 million, or $0.01 per share, compared with net income of $0.11 million, in the prior quarter and net loss of $0.537 million, in the same quarter last year.
“We are pleased to report a profitable quarter despite the economy being very sluggish and a number of projects being deferred over the Christmas period.” said Greg Royal, CEO at Cistera. “We remain cautious with the outlook for business investment for the near future.”
“We continue to make strong headway in the Federal, State and Local Government, and Healthcare markets and are positioning ourselves well for FY2011. We have recently completed 3 major healthcare implementations and continue to build our Federal and Defense project business.” says Royal. “We are in the process of building out our federal contracting business and are forging new partnerships in the healthcare and financial services markets.”
About Cistera Networks, Inc.
Cistera Networks is a leading provider of enterprise application communications platforms and services. The company blends powerful application infrastructure with industry-specific business processes, to deliver the benefits of voice, video and data convergence to the user. Cistera’s industry-leading platform delivers the most reliable, scalable and secure application services for IP-based network environments. Its broad portfolio of application services enables users to improve customer service and satisfaction, increase productivity and collaboration, improve responsiveness to critical incidents and to provide a safer environment. For more information, please see www.cistera.com
This release may be deemed to contain forward-looking statements that are subject to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Cistera Networks that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Cistera Networks with the SEC, specifically the most recent reports on Form 10-K and 10-Q, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.
Media and Investor Contact:
972-381-4699 x75003
investors@cistera.com
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